

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2023

Desmond Shu Pei Huang
Chief Financial Officer
AGBA Group Holding Limited
AGBA Tower
68 Johnston Road
Wan Chai, Hong Kong SAR

> **Re: AGBA Group Holding Limited**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 8, 2023**
> **File No. 333-271456**

Dear Desmond Shu Pei Huang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2023 letter.

Amendment No. 2 to Form S-1 filed August 8, 2023

General

1. Your response to prior comment 1 indicates that you have removed the shares to be resold by TAG from your registration statement. We note, however, that footnote 1 to your beneficial ownership table at page 120 states that "TAG may sell up to 2,032,383 of its AGBA Shares" under the registration statement. Please remove this language. Further, while the prospectus cover page no longer references the 10 million shares that TAG planned to resell, it appears that the size of the resale offering decreased by fewer than 10 million shares. Please revise the cover page and elsewhere, as appropriate, to address this apparent inconsistency.

You may contact John Stickel at 202-551-3324 or Christian Windsor, Legal Branch Chief, at 202-551-3419 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance